

April 30, 2024

Su Hua Tian
Chief Executive Officer
Vanjia Corp
4771 Sweetwater Blvd, #199
Sugar Land, TX 77479

> **Re: Vanjia Corp**
> **Form 10-K for the annual period ended December 31, 2023**
> **Filed March 27, 2024**
> **File No. 000-55508**

Dear Su Hua Tian:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the annual period ended December 31, 2023

Exhibits

1. Please address the following with respect to the Company's Exhibits:
    - We note that the signature provided in Exhibit 31.2 does not match the individual's name in the body of the certification. Please amend your certification to correct this apparent discrepancy.
    - We also note that the Exhibit 32.1 certification does not appear to include the required signature or it is unclear whether the appropriate individual has signed the form. Please confirm if the Company's Chief Financial Officer was serving as both the Company's Chief Executive Officer and Chief Financial Officer at the time the executive signed the certifications. If the executive did not serve in both roles, please amend your Exhibit 32.1 certification in accordance with Item 601(b)(31) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction